July 7, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:           Jim B. Rosenberg
                    Senior Assistance Chief Accountant

Re:	The Navigators Group, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 Schedule 14A Filed April 14, 2010 (File No. 0-15886)

Dear Mr. Rosenberg:

Reference is made to the letter of the staff of the Division of Corporation Finance to Francis W. McDonnell, Senior Vice President and Chief Financial Officer of the Company, dated July 2, 2010 with respect to the above captioned matter (the “Letter”).  We are writing to inform you that the Company intends to provide a response to the Letter on or before July 30, 2010.

Respectfully submitted, The Navigators Group, Inc.

By:	/s/ Bruce J. Byrnes
Name: Bruce J. Byrnes
Title: Senior Vice President,
General Counsel and Secretary